This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

At the Extraordinary Meeting of Shareholders on June 10, 2005, the following agenda was approved by the shareholders of Korea Electric Power Corporation (“KEPCO”).

Agenda

1.	Amendments to the Articles of Incorporation as filed with the U.S. Securities and Exchange Commission on May 25, 2005

2. Selection of a Standing Director

	Date of	Term of
Name	Birth	Office	Current Position	Education	Nationality
			General Manager,	Graduate School of
Kwon,	Dec. 15,		Transmission	Engineering,	Republic of
Oh-Hyung	1950	Three Years	Division of KEPCO	Yonsei University	Korea

3. Selection of the Standing Auditor to be a member of the Board of Auditors

	Date of	Term of
Name	Birth	Office	Principal Career	Education	Nationality
Graduate School of
Kwak,	May 19,		Deputy Commissioner	Business,	Republic of
Jin-Eob	1945	Three Years	of National Tax Service	Yonsei University	Korea